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                              June 17, 2022

       Orestes Fintiklis
       Chief Executive Officer
       ITHAX Acquisition Corp.
       555 Madison Avenue
       Suite 11A
       New York, NY 10022

                                                        Re: ITHAX Acquisition
Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed June 13, 2022
                                                            File No. 333-263727

       Dear Mr. Fintiklis:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information
       Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended
       December 31, 2021, page 244

   1. We note that you present adjustments to the line item "Other Income (expense)" for both the annual and interim
periods, with reference to notes 3(h) and 3(o), on pages 252 and
                                                        254, while indicating
the amounts pertain to transaction costs that have been allocated to derivative warrant
liabilities. However, the amounts in the note do not correspond to the adjustments for the
annual period, and the amounts for both statements do not cross-foot to the totals presented
for all scenarios.
 Orestes Fintiklis
FirstName  LastNameOrestes Fintiklis
ITHAX Acquisition Corp.
Comapany
June       NameITHAX Acquisition Corp.
     17, 2022
June 17,
Page 2 2022 Page 2
FirstName LastName
         We also note the totals for both periods appear to reflect the $3.5 million fee waiver referenced on page 246, in comparing the more recent figures to those presented in your prior amendment, although you have not referenced 3(h) or 3(o) in that disclosure.
         Please revise as necessary to clarify and resolve the aforementioned discrepancies.

         As the description for 3(h) appears under the subheading for balance sheet adjustments, rather than adjustments for the statements of operations, also clarify why that adjustment is being referenced in the pro forma statements of operations.
Note 1 - Description of the Business Combination, page 245

2. We note that you added disclosure on page 246 regarding the resignation of Deutsche
         Bank as a placement agent and capital markets advisor to ITHAX in connection with the business combination, including references to adjustments 3(a)(3), 3(j) and 3(l)(3)
         concerning the fees waived by Deutsche Bank.

         Please expand each of the adjustment notes as necessary to clarify and quantify any adjustments that have been calculated net of such fees. Given the changes observed in the
         Other income (expense) lines as noted in the preceding comment, also clarify if these also pertain to the fees waived by Deutsche Bank, and provide a brief explanation of your portrayal of accounting for these and similar fees, including an explanation of how adjustment 3(j) is correlated with this matter.

         Also clarify if you intended to reference the annual and interim pro forma statements rather than your historical statements when referring to these adjustments.
3. Tell us why there appears to have been no adjustment to the pro forma balance sheet for amounts that had been due to Deutsche Bank for services that you indicate were substantially complete, i.e. those which you no longer expect to pay. Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 2 - Basis of Presentation, page 246

4.       We note your disclosure in the fourth paragraph on page 247 stating
"Mondee   s
         management believes this unaudited pro forma condensed combined financial information to not be meaningful given Mondee incurred significant losses during the historical periods presented." Expand this disclosure to clarify the views of Mondess' management.
         For example, explain how having incurred significant losses renders the presentation not meaningful, and identify any adjustments made in depicting the pro forma information that are viewed as not consistent with the requirements in Rule 11-02(a) of Regulation S-
         X, or which otherwise detract from the meaningfulness of the presentation.
General

5. We note your disclosure on page 156 that between September 17, 2021 and October 4,
         2021, representatives of ITHAX, Deutsche Bank Securities, Inc., Reed Smith, and
 Orestes Fintiklis
FirstName  LastNameOrestes Fintiklis
ITHAX Acquisition Corp.
Comapany
June       NameITHAX Acquisition Corp.
     17, 2022
June 17,
Page 3 2022 Page 3
FirstName LastName
         Pillsbury Winthrop Shaw Pittman LLP, legal counsel to Deutsche Bank, negotiated and finalized a customary agreement providing for Deutsche Bank to serve as placement agent in connection with the PIPE Financing and capital markets advisor to ITHAX in connection with the Transactions, which agreement was executed on October 4, 2021, with an addendum to the agreement to clarify certain terms executed November 11, 2021.
         Please provide us with this agreement and addendum. Please contact the staff member associated with the review of this filing to discuss how to submit the materials to us for our review.
6. Please also disclose any ongoing obligations of ITHAX or Mondee pursuant to this agreement and addendum that will survive the termination of the engagement and discuss the impacts of those obligations on ITHAX and Mondee in the registration statement. For example, we note your disclosure on page 61 that ITHAX continues to have customary obligations with respect to use of information and indemnification under the letter agreement with Deutsche Bank. Please disclose all material terms of such indemnification provisions, and discuss the impacts of those obligations on ITHAX in the registration statement.
7. Please provide us with a letter from Deutsche Bank Securities Inc. stating whether it agrees with the statements made in your prospectus related to its resignation and, if not, clearly identifying each statement with which it does not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Deutsche
         Bank and to make clear that it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Deutsche Bank does not respond, please revise your disclosure to indicate you have asked Deutsche Bank but have not received a response. In that case, also include disclosure about the risks to investors.
8. Please provide us with any correspondence among Deutsche Bank, ITHAX, and Mondee
         relating to Deutsche Bank   s resignation.

9. With a view toward disclosure, please tell us whether ITHAX's sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 Orestes Fintiklis
ITHAX Acquisition Corp.
June 17, 2022
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Cannarella, Staff Accountant, at 202-551-3337 or Jenifer
Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Tim Levenberg, Special Counsel at 202-551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameOrestes Fintiklis
                                                           Division of
Corporation Finance
Comapany NameITHAX Acquisition Corp.
                                                           Office of Energy &
Transportation
June 17, 2022 Page 4
cc:       Lynwood E. Reinhardt, Esq.
FirstName LastName